
Revenues
Profit
$20,354
$-53,544
$165,911
$-375,621
2019
2020

Net Margin: -226% Gross Margin: 47% Return on Assets: -54% Earnings per Share: -$395.81

Revenue per Employee: $41,478 Cash to Assets: 72% Revenue to Receivables: 966% Debt Ratio: 4%